================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    Form 11-K

                              ---------------------

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _________ TO __________


COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TENNECO AUTOMOTIVE INC.
                              500 NORTH FIELD DRIVE
                              LAKE FOREST, IL 60045


================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Tenneco Automotive Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of THE TENNECO AUTOMOTIVE EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedules referred to below are the responsibility of the Tenneco Automotive Inc. Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001, included as Schedule I, and reportable transactions for the year ended December 31, 2001, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Chicago, Illinois
May 31, 2002

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000


                                                                            2001              2000
                                                                        ------------      ------------
ASSETS:
    Investments, at fair value-
       Corporate securities-
           Pactiv Corporation common stock                              $  2,242,535      $  2,109,517
           Tenneco Automotive Inc. common stock                            5,851,856         3,854,631
                                                                        ------------      ------------
                                                                           8,094,391         5,964,148
                                                                        ------------      ------------
       Collective trust funds-
           Barclays Global Investors Equity Index Fund T                   9,543,888        10,953,457
           Barclays Global Investors U.S. Debt Market Index Fund K         5,941,032         4,978,706
                                                                        ------------      ------------
                                                                          15,484,920        15,932,163
                                                                        ------------      ------------
       Registered investment companies-
           Fidelity Growth Company Fund                                    8,324,859        11,348,571
           Fidelity Low Priced Stock Fund                                    146,119                --
           INVESCO Total Return Fund                                       1,371,836         1,344,694
           Putnam New Opportunities Fund                                   4,049,875         5,557,031
           Templeton Foreign Fund                                            365,279           348,093
                                                                        ------------      ------------
                                                                          14,257,968        18,598,389
                                                                        ------------      ------------

       Nations Cash Reserves                                               8,137,453         6,245,828
                                                                        ------------      ------------

       Bankers Trust Pyramid Directed Account Cash Fund                      587,316           744,989
                                                                        ------------      ------------

       Participant loans                                                   3,779,354         3,371,824
                                                                        ------------      ------------
                     Total investments                                    50,341,402        50,857,341
                                                                        ------------      ------------

    Receivables-
       Employee contributions                                                125,708           142,489
       Employer contributions                                                262,867           261,643
       Accrued interest and dividends                                         20,536            42,277
       Due from broker                                                            --            63,372
                                                                        ------------      ------------
                     Total receivables                                       409,111           509,781
                                                                        ------------      ------------
                     Total assets                                         50,750,513        51,367,122
                                                                        ------------      ------------

LIABILITIES:
    Due to broker                                                            (13,488)          (81,660)
    Administration expenses payable                                         (286,570)         (260,696)
    Due to The Tenneco Automotive Employee Stock Ownership Plan for
       Salaried Employees                                                         --           (39,867)
                                                                        ------------      ------------
                     Total liabilities                                      (300,058)         (382,223)
                                                                        ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  $ 50,450,455      $ 50,984,899
                                                                        ============      ============


   The accompanying notes are an integral part of these financial statements.

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES


                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001


ADDITIONS:
    Dividends                                                                         $    112,441
                                                                                      ------------
    Interest                                                                               301,088
                                                                                      ------------

    Repayment of loan interest                                                             289,584
                                                                                      ------------

    Net depreciation in fair value of investments-
       Corporate securities                                                             (1,315,279)
       Collective trust funds                                                             (864,835)
       Registered investment companies                                                  (4,921,317)
                                                                                      ------------
                     Total net depreciation in fair value of investments                (7,101,431)
                                                                                      ------------
                     Net investment loss                                                (6,398,318)
                                                                                      ------------

    Contributions-
       Employee                                                                          7,180,204
       Employer                                                                          4,534,869
       Rollover                                                                            168,024
                                                                                      ------------
                     Total contributions                                                11,883,097
                                                                                      ------------
                     Total additions                                                     5,484,779
                                                                                      ------------

DEDUCTIONS:
    Benefits paid to participants                                                       (4,582,244)
    Administrative expenses                                                             (1,264,387)
    Transfer to The Tenneco Automotive Employee Stock Ownership Plan for Salaried
       Employees                                                                          (172,592)
                                                                                      ------------
                     Total deductions                                                   (6,019,223)
                                                                                      ------------

NET DECREASE                                                                              (534,444)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                                                   50,984,899
                                                                                      ------------
    End of year                                                                       $ 50,450,455
                                                                                      ============



    The accompanying notes are an integral part of this financial statement.

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES



                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2001 AND 2000




1.    DESCRIPTION OF THE PLAN

      The following description of The Tenneco Automotive Employee Stock Ownership Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan established by Tenneco Automotive Inc. (the "Company") on February 1, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Effective February 1, 2000, Tenneco Automotive Inc. employees who were participants in the Pactiv Corporation Thrift Plan for Hourly Employees (the "Pactiv Plan") had their participant account balances transferred to the Plan.

      ELIGIBILITY AND CONTRIBUTIONS

      Hourly employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment.

      Any employee who was enrolled in the Pactiv Plan as of January 1, 2000, and who continued to be an active employee of the Company was automatically enrolled in the Plan effective February 1, 2000.

      An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 2% of compensation, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate from 2% up to 16%, in any whole percentage, at any time. Total pretax contributions were limited to $10,500 for 2001 and 2000. Effective January 1, 2001, the Company's matching contribution was reduced to 75% (previously 100%) of the participant's deferral contributions not to exceed 8% of the participant's compensation. The Company may also make discretionary contributions to participants' accounts.

      Certain union hourly employees have adopted the Plan and are subject to different eligibility and contribution provisions, as described in the Special Appendix I of the Plan document.

      Company contributions are made in the Company's common stock. The Company's contributions and the related earnings/losses must remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

      INVESTMENT OPTIONS

      Each participant has the right upon enrollment to select the funds in which the balance in the participant's account, excluding Company contributions, will be invested. During 2001, participants can invest in Company common stock, two collective trust funds, five registered investment companies and a money market fund.

      Shares of Pactiv Corporation common stock, transferred from the Pactiv Plan, are held in a separate fund; however, participants cannot direct contributions or fund transfers to this fund.

      VESTING

      All participants are 100% vested in their entire account balance in the Plan.

      WITHDRAWALS AND PARTICIPANT LOANS

      Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained age 55 may elect to make an in-service withdrawal of the Company's matching account. In-service withdrawals of deferral contributions may be made by participants who have attained age 59-1/2.

      Active participants and certain other individuals who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. The loan interest rate is equal to The Wall Street Journal prime rate. Loan principal and interest repayments are made through payroll deductions.

      ADMINISTRATION

      The Plan is administered by the Tenneco Automotive Inc. Benefits Committee (the "Committee"). Bankers Trust Company served as trustee through January 1, 2002. Effective January 2, 2002, Putnam Fiduciary Trust Company serves as the trustee.


2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are presented on the accrual basis of accounting. The investments of the Plan are generally reported at quoted market value. Collective trust funds are valued by reference to published market data, as available, of the underlying assets. Participant loans receivable are reported at cost which approximates fair value.

      EARNINGS

      Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of units held in an individual participant's account and the fair value per unit based upon the net asset value or share price of the underlying securities at the close of business each day.

      EXPENSES

      Substantially all administrative expenses are paid by the Plan. These expenses include record-keeping, audit and trustee fees.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.


3.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets relating to the nonparticipant-directed investments (i.e., the Company's matching contributions) is as follows as of December 31, 2001 and 2000:

                                                                   2001           2000
                                                               -----------     -----------
          Tenneco Automotive Inc. common stock                 $ 5,128,831     $ 3,607,711
          Bankers Trust Pyramid Directed Account Cash Fund
                                                                   127,059          86,245
          Employer contribution receivable                         262,867         261,643
          Due to broker                                                 --          (4,214)
                                                               -----------     -----------
                                                               $ 5,518,757     $ 3,951,385
                                                               ===========     ===========

      The significant components of the change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2001, are as follows:

          Investment income-
              Interest and dividends                                          $     5,039
              Net depreciation in fair value of corporate securities           (2,175,997)
          Employer contributions                                                4,534,869
          Net interfund transfers                                                (170,675)
          Benefits paid to participants                                          (611,050)
          Transfer to The Tenneco Automotive Employee Stock
              Ownership Plan for Salaried Employees                               (14,814)
                                                                              -----------
                               Increase in net assets                         $ 1,567,372
                                                                              ===========

4.    RISKS AND UNCERTAINTIES

      The Plan provides for investment in corporate securities, collective trust funds, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.


5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2000:

          Net assets available for Plan benefits per the
              financial statements                           $ 50,984,899
              Less- Amounts allocated to withdrawing
                 participants                                     (86,440)
                                                             ------------
          Net assets available for Plan benefits per the
              Form 5500                                      $ 50,898,459
                                                             ============

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

          Benefits paid per the financial statements        $ 4,582,244
              Less- Amounts allocated to withdrawing
                 participants at December 31, 2000              (86,440)
                                                            -----------
          Benefits paid per the Form 5500                   $ 4,495,804
                                                            ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not paid as of that date.


6.    FEDERAL INCOME TAXES

      The Internal Revenue Service issued a determination letter dated April 30, 2002, stating that the Plan was designed in accordance with applicable Internal Revenue Code of 1986, as amended (the "Code"), requirements as of that date. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


7.    TERMINATION OF THE PLAN

      Although the Company intends to continue the Plan indefinitely, they reserve the right to terminate the Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

8.    PARTY IN INTEREST

      The Plan invests in shares of the Bankers Trust Pyramid Directed Account Cash Fund which is managed by Bankers Trust Company. Bankers Trust Company was the trustee during 2001 and, therefore, these transactions qualify as party-in-interest transactions.

      The Plan also invests in shares of Tenneco Automotive Inc. common stock. Tenneco Automotive Inc. is the Plan's sponsor and, therefore, these transactions qualify as party-in-interest transactions.


9.    SUBSEQUENT EVENT

      Effective January 1, 2002, the Company's matching contribution was reduced to 50% of the participant's deferral contributions not to exceed 8% of the participant's compensation. Company contributions made on or after this date will be made in cash.

      All Company contributions (and related earnings) made prior to January 1, 2002, will remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

                                                                      SCHEDULE I



                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES

                     SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                                DECEMBER 31, 2001

                                                                                                                CURRENT
           IDENTITY OF ISSUE                            DESCRIPTION OF ASSET                  COST               VALUE
----------------------------------------    -------------------------------------------   --------------      ------------
Pactiv Corporation                          Pactiv Corporation common stock
                                                                                                **            $ 2,242,535
Tenneco Automotive Inc.*                    Tenneco Automotive Inc. common stock           $15,377,374          5,851,856
Barclays Global Investors                   Barclays Global Investors Equity Index
                                                Fund T                                          **              9,543,888
Barclays Global Investors                   Barclays Global Investors U.S. Debt
                                                Market Index Fund K                             **              5,941,032
Fidelity Investment Institutional
    Services Co.                            Fidelity Growth Company Fund                        **              8,324,859
Fidelity Investment Institutional
    Services Co.                            Fidelity Low Priced Stock Fund                      **                146,119
INVESCO Funds Group, Inc.                   INVESCO Total Return Fund                           **              1,371,836
Putnam Management Company                   Putnam New Opportunities Fund                       **              4,049,875
Franklin Templeton                          Templeton Foreign Fund                              **                365,279
Bank of America, N.A.                       Nations Cash Reserves                               **              8,137,453
Bankers Trust Company*                      Bankers Trust Pyramid Directed Account
                                                Cash Fund                                      587,316            587,316
The Tenneco Automotive                      Participant loans receivable
    Employee Stock Ownership                    (interest rates ranging from
    Plan for Hourly Employees*                  4.75% to 9.50%)                                 **              3,779,354
                                                                                           ===========        -----------
                                                             Total assets (held at
                                                                end of year)                                  $50,341,402
                                                                                                              ===========


               *Indicated party-in-interest.

              **Cost omitted for participant-directed investments.


          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II


                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                       OWNERSHIP PLAN FOR HOURLY EMPLOYEES

            SCHEDULE H, LINE 4j--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001


                                                                                                          COSTS OF
                                                               IN-KIND                       IN-KIND       ASSETS
IDENTITY OF PARTY INVOLVED/       PURCHASE      EXCHANGES      SELLING         COST OF      EXCHANGES     EXCHANGED         NET
 DESCRIPTION OF INVESTMENT      PRICE (a)(c)     IN (c)      PRICE (b)(c)    ASSETS SOLD     OUT (c)        OUT         GAIN (LOSS)
---------------------------    --------------  -----------   ------------   -------------  -----------    ---------     -----------
SERIES:
  Tenneco Automotive Inc.-
    Tenneco Automotive Inc.
       common stock              $1,020,941     $4,533,645    $1,453,115      $3,556,172     $15,657        $26,582     $(2,113,982)
                                 ==========     ==========    ==========      ==========     =======        =======     ===========



     (a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.)

     (b) Selling price is net of expenses incurred in connection with transactions.

     (c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.


          NOTE: This schedule is a listing of series of transactions (for nonparticipant-directed investments) in the same security which exceeds 5% of the market value of the Plan as of the beginning of the year.


          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Automotive Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                          THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                                          OWNERSHIP PLAN FOR HOURLY EMPLOYEES



Date:  May 31, 2002                       /s/ RICHARD P. SCHNEIDER
                                          -----------------------------------
                                          RICHARD P. SCHNEIDER
                                          CHAIRMAN OF TENNECO AUTOMOTIVE INC.
                                          BENEFITS COMMITTEE

                                INDEX TO EXHIBITS



     EXHIBIT
     NUMBER                     DESCRIPTION
     -------      ---------------------------------------------
      23.1        Consent of Independent Public Accountants
      99.1        Representation regarding Arthur Andersen LLP